Exhibit 99.1

Medigus: ScoutCam Announces Appointment of Yehu Ofer as Chief Executive Officer

Tel Aviv, Israel, Oct. 19, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that ScoutCam Inc. (OTCQB: SCTC) (“ScoutCam”, owned 27.02% by Medigus), a leading provider of visualization and AI based solutions to the Condition Based Monitoring (CBM) and the Predictive Maintenance (PdM) markets, announced the appointment of Yehu Ofer as chief executive officer, effective immediately. Mr. Ofer, a former Israeli Air Force (IAF) pilot and commander, as well as a leading professional in the aviation and aerospace industries, will lend his decades of experience to ScoutCam’s continued growth and success. Scoutcam develops and manufactures video sensor-based solutions for critical systems in aviation, space, transportation, and energy markets, and enhances its capabilities and unique solutions across major verticals of Industry 4.0.

Mr. Ofer, 57, served as a colonel (now retired) in the IAF, commanding two operational squadrons before commanding “Wing 15”, the optic and electronic intelligence wing of the IAF. In his last position, Mr. Ofer served as Israel Defense Attaché to Italy, Greece, Serbia, and Croatia, where he oversaw the largest ever government-to-government transaction between Israel and Italy. Upon his retirement from the Israel Defense Forces in 2013, Mr. Ofer joined Elbit Systems Ltd. in its electro-optics unit as a technology development and program manager in airborne optic and laser solutions. Mr. Ofer also managed Elbit System’s aerospace division as VP of large-scale development programs and VP of the Brazil business unit. In his last position at Elbit Systems, Mr. Ofer served as VP of Global Business Development, Marketing and Sales, a position he held since 2020. Mr. Ofer holds an MBA from the University of Haifa, a Bachelor of Economics and Logistics (cum laude) from Bar Ilan University in Tel Aviv, and a degree from the National Security College in Tel Aviv.

Prof. Benad Goldwasser, Chairman of the Board of ScoutCam, said: “The Board of Directors and I are delighted to welcome Yehu Ofer to ScoutCam. He is a respected leader with a proven track record of leading both military organizations and commercial companies. His wealth of experience and insight will prove invaluable to ScoutCamas we continue to scale at a rapid pace.”

“I’m honored and excited to be appointed as ScoutCam’s new CEO,” said Mr. Ofer. ” ScoutCam’s unique technological solutions, excellent team of professionals and legacy of innovation will support our goal of becoming the world leader in video sensor-based solutions for critical systems in the aviation, space, transportation and energy industries by offering unique solutions across major verticals in Industry4.0. I am committed to investing my defense and commercial sector experience, as well as my global network of contacts, to ensure ScoutCam’s continued growth.”

Mr. Ofer will also serve as CEO of ScoutCam Ltd., a subsidiary of ScoutCam Inc.

About ScoutCam

ScoutCam is pioneering the Predictive Maintenance and Condition Based Monitoring markets with its visualization and AI platform. Spearheading the use of its visualization and AI platform in Industry 4.0 markets such as aviation, energy, mobility and transportation, ScoutCam’s camera-as-a-sensor™ technology, accompanied by specially trained AI models, is being deployed in hard to reach locations and harsh environments, across a variety of Predictive Maintenance and Condition Based Monitoring use cases. ScoutCam’s platform allows maintenance and operations teams visibility into areas which are inaccessible under normal operation, or where the operating environment is not suitable for continuous real-time monitoring.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC) and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands (Nasdaq: JFBR) and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com

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